UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras releases teaser for sale of wind farms

Rio de Janeiro, March 13, 2020 – Petróleo Brasileiro S.A. – Petrobras announces that it has started the disclosure stage for this opportunity (teaser) in relation to the joint sale of all its shares in the wind farms Mangue Seco 3 and Mangue Seco 4, owners of the wind power generation plants with the same names.

Petrobras holds a 49% interest in the companies and will carry out the sale together with its partner, Wobben Windpower Indústria e Comércio Ltda., which holds the remaining 51%, through a competitive process aiming to the sale of 100% of wind farms’ shares.

The teaser, which includes key information about the assets and the eligibility criteria for the selection of potential buyers, is available on the Petrobras website:

https://www.investidorpetrobras.com.br/en/results-and-notices/teasers

Upcoming key steps of the project will be timely informed to the market.

This disclosure complies with Petrobras’ divestment guidelines and the special asset divestment regime by federal mixed-capital companies, provided for in Decree 9188/2017.

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at maximizing value for its shareholders.

About Mangue Seco 3 and Mangue Seco 4 wind farms

Mangue Seco 3 and Mangue Seco 4 wind farms are located in Guamaré, in the state of Rio Grande do Norte, and are part of a complex of four wind farms with a total installed capacity of 104 MW. The companies own and operate two wind farms with a total capacity of 52 MW (2 x 26 MW).

Petrobras is also in the process of divesting the rest of the complex, as announced on January 31, 2020, for the sale of Mangue Seco 1 and Mangue Seco 2 wind farms.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer